EXHIBIT 3
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          FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - SEPTEMBER 23, 2003
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                BAYTEX ENERGY TRUST ANNOUNCES THE APPOINTMENT OF
                      VICE PRESIDENT, CORPORATE DEVELOPMENT

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the appointment of Randy Best as Vice President, Corporate Development effective September 22, 2003.

Mr. Best joins the Baytex senior management team with over 24 years experience in oil and gas operations, most recently as Managing Director of Waterous & Co. in Calgary, specializing in oil & gas property divestment and M&A advisory. Mr. Best will be responsible for acquisitions and divestiture activities as well as general corporate planning and development functions at Baytex Energy Trust.

Mr. Best holds a B.A.Sc. (Honors) degree in Chemical Engineering from the University of Waterloo, Ontario and is a graduate of the Ivey Executive Program, Richard Ivey School of Business, University of Western Ontario. Mr. Best is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Baytex Energy Trust is a conventional oil and gas income trust with current daily production of approximately 37,000 barrels of oil equivalent from three core areas in western Canada. Baytex provides monthly cash distributions to unitholders based on the net available cash flow from oil and gas operations. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR ADDITIONAL INFORMATION PLEASE CONTACT:


Ray Chan, President and C.E.O.
Telephone: (403) 267-0715

Dan Belot, Vice President, Finance and C.F.O.
Telephone: (403) 267-0784

Website:  www.baytex.ab.ca